06013736

Rule 12g3-2(b) File No. 82-34680

RECEIVED

2006 MAY 23 P 4:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 18, 2006

By Federal Express

PROCESSED

MAY 25 2006

THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the Notice of the Resolution at the Board of Directors concerning the convocation of the 138th Ordinary General Meeting of Shareholders, dated May 18, 2006 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215, e-mail: kahori.asaoka@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Kahori Asaoka (Ms.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

dw 5/24

(Translation)

May 18, 2006

To Tokyo Stock Exchange, Inc.

Sumitomo Corporation
8-11, Harumi 1-chome,
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

We have pleasure in notifying you that the Board of Directors of the Company, at its meeting held on May 18, 2006, adopted a resolution concerning the convocation of the 138th Ordinary General Meeting of Shareholders.

The Time, Place and Agenda of the General Meeting are as set forth below.

1. Time Friday, June 23, 2006, at 10:00 a.m.

2. Place Conference Hall, 1st floor, Office Tower Y in Harumi Island Triton Square
8-11, Harumi 1-chome, Chuo-ku, Tokyo

3. Agenda Presentation of Reports:

No.1: Business Report, Consolidated Balance Sheets, Consolidated Statements of Income, and Audit Reports by the Accounting Auditor and the Board of Corporate Auditors regarding the Consolidated Financial Statements for the 138th Fiscal Year (April 1, 2005 through March 31, 2006)

No.2: Non-consolidated Balance Sheets and Non-consolidated Statements of Income for the 138th Fiscal Year (April 1, 2005 through March 31, 2006)

Propositions:

Proposition No.1 : Approval of the Proposal for Appropriation of Retained Earnings for the 138th Fiscal Year

Proposition No.2 : Partial Amendment of the Articles of Incorporation

- Addition to the business purpose
- Addition of a new provision regarding the disclosure and deemed provision of reference documents for general meeting of shareholders via the internet
- Amendment to the provision regarding voting by proxy at the general meeting of shareholders
- Addition of a new provision regarding the adoption of resolution by the Board of Directors in writing
- Addition of a new provision regarding an agreement with Outside Corporate Auditors limiting the Corporate Auditor's liability
- In addition to the aforementioned, necessary amendments in line with the Company Law (Law No. 86 of 2005) taking effect
- Amendment to the method of issuing public notices

Proposition No.3 : Election of Thirteen Directors

Proposition No.4 : Election of One Corporate Auditor

Proposition No.5 : Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors, Executive Officers and Employees

Proposition No.6 : Presentation of Retirement Bonuses to Retiring Directors and a Corporate Auditor and Severance Payments in Conjunction with Abolition of the Retirement Bonus System

Proposition No.7 : Issuing New Share Acquisition Rights in the Form of Stock Options Scheme for a Stock-Linked Compensation Plan to the Company's Directors and Executive Officers